BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.          Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.          Date of Material Change

The date of the material change is May 17, 2012

3.          News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:	May 17, 2012

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.          Summary of Material Change

Yukon-Nevada Gold Corp. (the “Company”) announces completion of equity financing for a total of $15.9 million.

5.          Full Description of Material Change

The Company announces that, further to its news release dated May 14, 2012, the Company has completed a non-brokered private placement of 39.1 million units (the “Units”) at a price of $0.23 per Unit for total proceeds of $9.0 million.

Each Unit consists of one common share (a “Share”) and one share purchase warrant (the “Warrant”). The Warrant can be exercised to purchase one additional common share (a “Warrant Share”) at a price of $0.40 per share within 36 months of closing of the private placement. If the closing price of the Company’s shares is at or above $0.75 per share for 10 consecutive trading days, the Company may accelerate the expiry date of the warrants on giving 30 days’ written notice to the Warrant holders.

In accordance with securities legislation currently in effect, the Shares, the Warrants and the Warrant Shares will be subject to a “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

The proceeds of the private placement transaction will be used on the Company’s Jerritt Canyon Mine and for general working capital purposes.

The Company is also pleased to announce that, subject to acceptance by the TSX, it has negotiated the settlement of $6.9 million in current accounts payable by the issuance of 22.8 million shares at a deemed price of $0.30 per share.

Robert Baldock, the President and Chief Executive Officer of the Company, states: “We are pleased to have completed two equity transactions in an aggregate amount of $15.9 million in a very challenging equity market environment. The executive management of the Company participated in the private placement in the aggregate amount of $375,000, demonstrating our high level of confidence that Jerritt Canyon is achieving what the Company set out to accomplish.”

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

6.          Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.          Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.          Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and Chief Executive Officer
Bus. Tel:	(604) 688-9427

9.          Date of Report

Dated at Vancouver, B.C. this 18th day of May, 2012.

“Shaun Heinrichs”
Shaun Heinrichs
Chief Financial Officer